ASX/MEDIA RELEASE
6th September 2005

Collaboration with Cirrus Pharmaceuticals
Development of specific reformulated drug products utilizing BioSiliconTM

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has signed a contract with US based Cirrus Pharmaceuticals, Inc. to accelerate and expand development of a number of specific drug candidates formulated in BioSiliconTM to expand a BioSilicon product pipeline of reformulated drugs.

The development contract will have an initial extendable term of one year and provide a dedicated team of scientists from Cirrus Pharmaceuticals. The relationship has been established to generate new products based on reformulating existing specific generic and proprietary drugs and their delivery utilizing BioSiliconTM. To the extent that such new reformulations or delivery demonstrate improved efficacy, safety and/or compliance as compared to the original product, then pSivida will be able to claim patent protection on its new products. All intellectual property developed through this collaboration relating to BioSiliconTM will be wholly owned by pSivida.

Cirrus Pharmaceuticals, Inc. is an independent R&D organization based in Research Triangle Park, North Carolina. Since its incorporation in 1997, Cirrus has expanded its capabilities to include many aspects of drug development, providing timely research and project development support to the pharmaceutical industry, and in particular, the development of pharmaceutical dosage form design.

pSivida has now appointed Dr Paul Bulpitt as Pharmaceutical Development Manager as a key internal resource to support this technical programme. Dr Bulpitt received his phD from the University Of Wisconsin in the area of drug delivery and has undertaken senior scientific and development positions in the US and UK biotech industry most recently with NuPharm Laboratories. Dr Bulpitt strengthens our internal expertise in drug delivery with his strong academic background in pharmaceutical sciences and industry experience both in Europe and the US. Dr Bulpitt will be located at pSivida’s UK operations, pSiMedica Limited.

Gavin Rezos, Managing Director of pSivida commented, “This new collaboration represents a further significant commitment and investment by pSivida in the core area of our business which leverages a critical US-based, FDA-experienced development resource.”

pSivida Limited is currently in negotiations to acquire a US based drug delivery company with the potential to create a global drug delivery company specializing in nanotechnology, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. This new collaboration is not connected with that planned acquisition. We currently expect to be able to provide full details on the acquisition within the next few weeks, when a formal acquisition agreement may be concluded, subject to shareholder approvals.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 31 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

Cirrus Pharmaceuticals

Cirrus Pharmaceuticals is a contract product development company assisting biotechnology and pharmaceutical companies with dosage form development projects. Cirrus assist or manage projects as needed by providing a broad array of R&D services including physical and chemical characterization, formulation development, stability testing, container/closure selection, process development, scale-up and technical transfer to manufacturing for inhaled, oral, topical and parenteral products.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.